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SEC FILE NUMBER
8-66620

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Moreton Capital Markets

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

101 South 200 East, Suite 300
(No. and Street)

Salt Lake City	UT	84111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Eric Vos	952-777-2626	eric@moretoncm.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company
(Name – if individual, state last, first, and middle name)

1785 West 2300 South	Salt Lake City	UT	84119
(Address)	(City)	(State)	(Zip Code)

10/20/2003	457
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MORETON CAPITAL MARKETS, LLC

FORM X-17A-5 WITH REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2021

MORETON CAPITAL MARKETS, LLC

TABLE OF CONTENTS

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Moreton Capital Markets, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Moreton Capital Markets, LLC as of December 31, 2021, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Moreton Capital Markets, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Moreton Capital Markets, LLC's management. Our responsibility is to express an opinion on Moreton Capital Markets, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Moreton Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information, Schedule I – Computation of Net Capital and Reconciliation to Respondent's Unaudited Computation, Schedule II – Computation of Aggregate Indebtedness, and Schedule III – Exemptive Provision Under Rule 15c3-3, has been subjected to audit procedures performed in conjunction with the audit of Moreton Capital Markets, LLC's financial statements. The supplemental information is the responsibility of Moreton Capital Markets, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 28, 2022

We have served as Moreton Capital Markets, LLC's auditor since 2016.

OATH OR AFFIRMATION

I, Eric Vos, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Moreton Capital Markets, as of March 1, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

BRENDA K PRICCO
Notary Public
Minnesota
My Commission Expires
Jan 31, 2025

Notary Public

Signature:

Title:
President

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MORETON CAPITAL MARKETS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2021

ASSETS

Current assets:	
Cash	$ 985,498
Commissions receivable	314,474
Deposits & prepaid expenses	24,638
Total current assets	1,324,610
Clearing Firm Deposit	50,000
Total long term assets	50,000
Total Assets	$ 1,374,610

LIABILITIES AND MEMBERS' EQUITY

Current liabilities:	
Accounts payable and accrued expenses	$ 205,736
Total current liabilities	205,736
Members' equity	1,168,874
Total Liabilities and Members' Equity	$ 1,374,610

The accompanying notes are an integral
part of these financial statements.

MORETON CAPITAL MARKETS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2021

Revenues:	
Commissions and fees	$ 2,298,484
Interest income	254
Other revenue	90,568
Total revenues	2,389,306
Expenses:	
Salaries, commissions and benefit expense	1,706,261
Brokerage expense	108,489
Trading platform systems	162,865
Bank custody fees	30,873
Office rent & services	58,187
Office equipment and supplies	33,737
Professional fees	62,591
Travel and entertainment	11,092
Insurance	8,727
Regulatory fees	48,276
Education and training	4,877
Service charges	2,868
Miscellaneous expense	3,494
Total expenses	2,242,337
Net Income	$ 146,969

The accompanying notes are an integral
part of these financial statements.

MORETON CAPITAL MARKETS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2021

Cash flows from operating activities:	
Net Income	$ 146,969
Adjustments to reconcile net income to net cash provided by operating activities:	
(Increase) decrease in assets:	
Commissions receivable	(39,793)
Deposits and prepaid expenses	2,735
Increase (decrease) in liabilities:	
Accounts payable and accrued expenses	10,462
Net cash provided by operating activities	120,373
Cash flows from financing activities:	
Increase (decrease) in capital:	(76,960)
Net cash used in financing activities	(76,960)
Net increase in cash	43,413
Cash, beginning of year	942,085
Cash, end of year	$ 985,498

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:	
Income taxes	$ --
Interest	$ --

The accompanying notes are an integral
part of these financial statements.

MORETON CAPITAL MARKETS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2021

Members' equity, December 31, 2020	$ 1,098,865
Capital distributions	(76,960)
Net income	146,969
Members' equity, December 31, 2021	$ 1,168,874

The accompanying notes are an integral
part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNT POLICIES

a. Business

Moreton Capital Markets, LLC (a Utah Limited Liability Company) was formed in 2004 under the laws of the state of Utah. The Company is governed by the Amended Operating Agreement of Moreton Capital Markets, LLC dated March 1, 2016. The Operating Agreement provides that the Company is to terminate on December 31, 2054, unless terminated earlier in accordance with the terms of the Operating Agreement.

According to the terms of the Operating Agreement, after the initial contributions are made, members have no further obligation to contribute additional amounts of capital to the Company, unless otherwise approved by the members. In addition, the liability of the members of the Company is limited to the members' equity.

The Company began operations as a securities broker dealer in 2004. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's business is principally focused on the purchase and sale of investment grade fixed income securities to institutional clients, the company also has a limited sharing of commissions with two other FINRA member firms for the referral of customers for mutual funds and variable annuity insurance products. In December of 2015 the Company filed a new continuing member application with FINRA and was approved to be a trading broker dealer clearing through RBC correspondent services. The company holds no securities inventory. The Company operates in the state of Utah and has securities transactions with customers within Utah and numerous other states where the Company is registered.

b. Basis of Presentation

The financial statements and accompanying notes have been prepared using the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America. The Company has elected a December 31 year-end.

c. Revenue Recognition

Commission revenue is recorded in the accounts on a settle date basis. Commission revenue is transferred by RBC to the company operating account every 30 days usually on the third business day of the new month. Fees are recorded when earned and transactions have been fully consummated.

d. Customer Security Transactions

The Company does not handle customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3).

e. Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all highly liquid cash investments with an original maturity of three months or less to be cash equivalents. The Company has entered into an agreement with RBC Correspondent Services as a clearing firm for future trading activity. The agreement requires a minimum clearing deposit balance of $50,000. As of December 31, 2021 a balance of $50,000.

f. Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

g. Income Taxes

The Company is taxed as a partnership for federal and state income tax purposes, and therefore no provision for income taxes has been recognized in the financial statements. Income of the Company is allocated to the members based upon their ownership percentage and reported on their respective individual income tax returns. Interest and penalties would also be shared by the members based on their ownership percentage.

Management has evaluated the tax positions by the Company and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statements to comply with the provisions of ASC 740. With few exceptions, the Company is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for the tax years prior to 2018.

h. Fair Value of Financial Instruments

The carrying amount reflected in the statement of financial condition for cash and cash equivalents approximate fair value due to the short maturities of those instruments.

2. COMMISSIONS RECEIVABLE

Commissions receivable represent amounts due from our clearing agent, RBC, for commissions and revenue earned through December 31, 2021. Amounts received after year end, for services of the prior year were classified as commissions receivable. Amounts classified as commissions receivable were received in the subsequent month, therefore, an allowance for doubtful accounts was not considered necessary.

3. RELATED PARTY TRANSACTIONS

In August of 2004, the Company entered into an *Office and Administrative Services Agreement* with another company with common ownership. Under the terms of this agreement, the Company is provided with office space, furnishings, administrative personnel, and access to the equipment and supplies necessary to operate the business. Office rent and administrative services of $28,740 was charged to operations during the year ended December 31, 2021. The future minimum payments required by the *Office and Administrative Services Agreement* at December 31, 2021 are $28,740 through December 2022.

4. NET CAPITAL REQUIREMENTS

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital is less than the required minimum, as those terms are defined by the rule. At December 31, 2021, the Company's net capital was $1,144,237 which was $1,130,521 in excess of the $13,716 minimum required.

5. RISK MANAGEMENT

Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a regular basis.

Market Risk

The Company does not invest in securities for its own account and, therefore is not directly subject to market risk.

Credit Risk

Concentrations of credit risk that arise from financial instruments exist for groups of counterparties when they have similar economic characteristics that would cause their ability to meet obligations to be similarly affected by economic, industry or geographic factors.

Operating Risk

Operating risk focuses on the Company’s ability to accumulate, process, and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributed to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

6. CONCENTRATION OF CREDIT RISK

The Company currently maintains its bank accounts at one financial institution. Accounts at an institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2021, the Company had one account that exceeds the FDIC insured amount by $639,387.

7. SIGNIFICANT BUSINESS RELATIONSHIPS

As discussed in note 1a, the Company's has entered into a clearing relationship with RBC Correspondent Services. The Company also shares commissions with another FINRA member firm for the referral of customers for mutual funds and variable annuity insurance products. Loss or impairment to any of those business relationships may negatively impact the Company’s results of operations.

8. PREFERRED OWNERSHIP

William R. Moreton has contributed $400,000 towards the capital of the firm, which is classified as preferred equity. In liquidation event, Mr. Moreton's $400K contribution has priority over other owners' equity, and no dividends are to be paid to other owners until the $400,000 preferred equity has been repurchased by the Company. The Company has the option to repurchase preferred shares at any time.

9. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 28, 2022, the date on which the financial statements were available to be issued and has determined there are no additional subsequent events to be reported.

10. COMMITMENTS AND CONTINGENCIES

There are currently no asserted claims or legal proceedings against the Company; however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such future action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

MORETON CAPITAL MARKETS, LLC

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5 OF THE

SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2021

MORETON CAPITAL MARKETS, LLC
SCHEDULE I
COMPUTATION OF NET CAPITAL AND RECONCILIATION
TO RESPONDENT'S UNAUDITED COMPUTATION
DECEMBER 31, 2021

Total members' equity	$1,168,874
Deduct: equity not allowable for net capital	--
Total members' equity qualified for net capital	1,168,874
Liabilities subordinated to claims of general creditors allowable in computation of net capital	--
Total capital and allowable subordinated liabilities	1,168,874
Total non-allowable assets from the Statement of Financial Condition	(24,638)
Total other deductions	--
Total deductions and/or charges	(24,638)
Net capital before haircuts on securities positions	1,144,236
Haircuts on securities	--
Net capital per audit	$ 1,144,236

RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION

Net capital per respondent's unaudited computation	$1,144,236
Net increase in members' equity	--
Net (increase) in non-allowable assets	--
Net capital per audit	$1,144,236

MORETON CAPIAL MARKETS, LLC
SCHEDULE II
COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2021

Total Aggregate Indebtedness	$205,735
Ratio of aggregate indebtedness to net capital	.180 : 1

MORETON CAPITAL MARKETS, LLC
SCHEDULE III
EXEMPTIVE PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2021

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. $2,500 capital category; as per Rule 15c3-1	______
B. "Special Account for the Exclusive Benefit of Customers" maintained	______
C. All customer transactions cleared through another broker-dealer on a fully disclosed basis: Name of clearing firm: RBC Correspondent Services	X
D. Exempted by order of the Commission	______

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Moreton Capital Markets, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Moreton Capital Markets, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Moreton Capital Markets, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (exemption provisions) and (2) Moreton Capital Markets, LLC stated that Moreton Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Moreton Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Moreton Capital Market's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Company

Haynie & Company
Salt Lake City, Utah

February 28, 2022

EXEMPTION REPORT

Moreton Capital Markets, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k)(2)(ii).

2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Eric Vos, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Eric Vos Digitally signed by Eric Vos
Date: 2022.01.26
07:50:00 -06'00'

Eric Vos
President
Moreton Capital Markets, LLC

Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

Board of Directors of
Moreton Capital Markets, LLC

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Moreton Capital Market, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 28, 2022